UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

SWORDFISH FINANCIAL, INC.

____________________________________

(Name of Registrant)

____________________________________

Minnesota	000-7475	41-0831186
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

6125 Airport Freeway, Suite 211

Haltom City, Texas

______________________________________________

(Address of Principal Executive Offices)

(817) 845-6244
______________________________________________

(Registrant's Telephone Number, Including Area Code)

SWORDFISH FINANCIAL, INC.

6125 Airport Freeway, Suite 211

Haltom City, Texas

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

Notice of Change in the Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Swordfish Financial, Inc. (the "Company" or "SFI") at the close of business on October 1, 2014 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about October 15, 2014.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On or about September 25, 2014, SFI entered into a Merger agreement (the "Merger Agreement") with SoOum, Corp, ("SOOUM"), which was approved by the Board of Directors.  Under the terms of the Merger Agreement, the shareholders of SOOUM will exchange all their outstanding shares of SOOUM common stock for approximately 20,000,000 shares of the Series B preferred stock of SFI (the "Merger Transaction").  Upon completion of the proposed Merger Transaction, SOOUM will become a wholly-owned subsidiary of SFI.

The Board of Directors of the Company, have agreed that at the closing of the Merger Transaction, Ms. Susan Sjo, William B. Westbrook, Luis Vega, and Ronald Vega will be appointed as directors of the Company, subject to the filing and dissemination of this Schedule 14f-1, and Clark Ortiz will submit his resignation as director of the Company, subject to the filing and dissemination of this Schedule 14f-1. As a result, immediately after the closing of the Merger Transaction, Ms. Susan Sjo, William B. Westbrook, Luis Vega, and Ronald Vega will constitute the entire Board of Directors of the Company.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Securities Act of 1934, as amended, requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 5,000,000,000 shares of common stock, par value $.0001 per share, of which approximately 3,198,187,425 shares are issued and outstanding and 50,000,000 shares of $.0001 par value preferred stock, of which approximately 25,000,000 shares have been issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the current directors and officers of the Company.

Name and Address	Age	Position(s)
Clark Ortiz P.O. Box 3733 Grapevine, TX 76099	48	President, Secretary, Director
Noel Trevino 1904 Cedar Tree Drive Fort Worth, TX 76131	45	Chief Technical Officer and Director
Susan Sjo 1820 N. 75th Ave Elmwood Park, IL 60707	58	Chief Executive Officer and Director

The directors named above serve for a one year term or until their successor is elected or they are re-elected at the annual stockholders’ meeting. Officers hold their positions at the pleasure of the board of directors, absent any employment agreement, none of which currently exists or is contemplated. There is no arrangement or understanding between any of our directors or officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.

Clark Ortiz

Mr. Ortiz was appointed as the President, Chief Executive Officer and as a Director of the Company on December 21, 2012.  Mr. Ortiz, has over 27 years of broadcasting and cable experience, beginning at the age of 19 with the full build out, business management, team building and sale of his first TV station in San Juan, Puerto Rico, WUJA-TV 58. From 1994 to 2012 Mr. Ortiz worked at Ortiz Media Group, Inc., as a full service Consultant. Ortiz Media Group, Inc., is an advertising & media buying agency. In February, 2009 he formed iPoint Television, LLC, a broadcast streaming and software development and design company, which provided training to many of today’s broadcast professionals from management, operations to engineering. In addition Mr. Ortiz has been adept at developing marketing campaigns for regional and statewide clients in the restaurant, automotive, theme park, and sporting goods businesses.

Noel Trevino

Mr. Trevino was appointed as a director of the Company on December 21, 2012, and as Chief Technology Officer of the Company on December 26, 2012. Mr. Trevino has been the owner of Trevino Consulting Services since June 2001, providing technology solutions ranging from Infrastructure to applications and Broadcasting solutions. He assisted clients with an IPTV design and implementation team for the iPoint TV Network. He has participated with the acquisition of radio and television stations by researching and negotiating terms and agreements prior to preliminary purchase. He has also managed a 5-camera studio that included broadcasting and editing and produced 30 and 60- minute programs. Mr. Trevino currently serves as a Manager with Deloitte Touche, a position he has held since June 2011. Mr. Trevino served as media manager for Deloitte University in Westlake, Texas from January 2011 to February 2012, where he was responsible for the implementation of a $300 million five star executive training center serving 1800+ executives to include cost management and resource allocation with very aggressive timelines. During this time he managed a staff of 18+ highly skilled engineers supporting multiple projects to successfully meet timelines of implementation for each project. From January 2008 to January 2010, Mr. Trevino was a technical support director for TD Industries, Inc., in Dallas, Texas. He developed and created the Help Desk Department for a 1500+ end user center with a staff of 23 with 8 direct reports in a Tier I & Tier II level support. From August 2006 to May 2008, Mr. Trevino served as the Business Manager and Director of Media at Ortiz Media Group.

Susan Sjo

Ms. Sjo was appointed as a director and Chief Executive Officer of the Company on August 29, 2014. From 1987 to 1998 Ms. Sjo was CEO and Chairman of Sjo Inc., a global hedge fund located in Chicago, Illinois.  From 1998 to the present Ms. Sjo has served as Managing Director of Stack Capital, LLC, a family office located in Chicago, Illinois. Since 2006, she has served as CEO of St. Esprit Research and Trading, LLC a Multi-Asset and Finance Consultancy located in the Chicagoland area. Ms. Sjo Graduated from Barat College of DePaul University located in Chicago, Illinois, where she received a Bachelors of Arts degree with Honors in International Studies.

Set forth below are the proposed directors and officers to be elected following the closing of the Merger Transaction:

Name and Address	Age	Position(s)
Susan Sjo 1820 N. 75th Ave Elmwood Park, IL 60707	58	Chief Executive Officer and Director
William B. Westbrook PO Box 431 Vernon, AZ 85940	39	Director
Luis J. Vega 1773 Carthage Ct. Brownsville, TX 78520	48	Director
Ronald Vega 222 Purchase Street #117 Rye, NY 10580	47	Director

BIOGRAPHY

The following sets forth biographical information regarding the Company’s proposed directors following the completion of the Merger Transaction:

Susan Sjo

Ms. Sjo was appointed as a director and Chief Executive Officer of the Company on August 29, 2014. From 1987 to 1998 Ms. Sjo was CEO and Chairman of Sjo Inc., a global hedge fund located in Chicago, Illinois.  From 1998 to the present Ms. Sjo has served as Managing Director of Stack Capital, LLC, a family office located in Chicago, Illinois. Since 2006, she has served as CEO of St. Esprit Research and Trading, LLC a Multi-Asset and Finance Consultancy located in the Chicagoland area. Ms. Sjo Graduated from Barat College of DePaul University located in Chicago, Illinois, where she received a Bachelors of Arts degree with Honors in International Studies.

William Westbrook

Since February, 2013 Mr. Westbrook has served as President and CEO, and as a member of the Board of Directors of SoOum. From 2008 to 2013 Mr. Westbrook served as CEO of Estmar Global, Inc., located in West Point, Utah.  Estmar Global, Inc. is an international trade company involved in the buying and selling of physical commodities. From 2008 to 2009 Mr. Westbrook served as a business and management consultant for Aspen Technologies, located in Burlington, Massachusetts.  From 2007 to 2008 Mr. Westbrook acted as the budget director for Romney for President. William Westbrook served as assistant controller of the Lennar Corporation, located in Tucson, Arizona from 2006 to 2007. In 2001 Mr. Westbrook received a Bachelor of Arts degree in Economics from Brigham Young University, located in Provo, Utah.

Ronald A. Vega

Mr. Ronald A. Vega served as a Senior Indirect Tax Manager for BP Corporation located in Houston, Texas from March, 2004 through May, 2012. From June, 2012 through February, 2014 Mr. Vega served as Vice President of Business Development for DL Trading, LLC located in Katy, Texas. DL Trading, LLC is involved in the trading of previously undeveloped duty drawback recoveries associated with the importation and exportation of specific petro chemicals, plastics and chemical products. From June, 2013 to the present Mr. Vega was employed by Stelle Innovations, LLC as Vice President of Business Development and Operations. Stelle Innovations, LLC is located in Rye, New York and it is a provider of procurement and sourcing supply chain logistic services for companies engaged in capital improvement projects. From April, 2014 to the present Mr. Vega has served as the Chief Financial Officer and a Director of SoOum Corporation, located in Summit, New Jersey. SoOum Corporation is an international arbitrage trading firm. In 1991 Mr. Vega received a BBA in Accounting from the University of Texas-Pan American located in Edinburgh, Texas. In May, 2000 Mr. Vega received a Juris Doctorate Degree from Indiana University School of Law, located in Indianapolis, Indiana.

Luis J. Vega

Mr. Luis J. Vega served in the United States Army from 1985 to 2005 as a Nuclear Biological Chemical Warfare Specialist Senior Procurement and Operations manager. From June 2005 to October 2007 Mr. Vega was an employee of SMI GMS at Fort Polk, LA as Senior Logistics Manager assisting deploying military units. From 2007 to August 2009 Mr. Vega was Business Development Manager of Estmar Global. From August, 2009 to October, 2010 Mr. Vega was a Civil Service Employee for the Department of Defense (DOD) and with Cubic Defense Applications located in Ft. Irwin, California, where he was in charge of Middle East, Europe and Asia operations. Cubic Defense Applications is a DOD contractor, and Mr. Vega served as a Training Analyst there. From December, 2010 to August, 2011 Mr. Vega was also employed by ConsultNet which is located in Salt Lake City, Utah. ConsultNet is a staffing and recruiting business, and Mr. Vega served as a recruiter. From 2014, to the present Mr. Vega has served as Chief Operations Officer and a member of the Board of Directors of SoOum. Mr. Vega received a Bachelor of Science degree in Health and Administration from the University of Phoenix in 2011. The University of Phoenix is located in Phoenix, Arizona. He continues his education and will complete a Masters Degree in December, 2014.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 1, 2014, by (i) each person who is known by us to own beneficially more than 5% of our outstanding common stock; (ii) each of our officers and directors; and (iii) all our directors and officers as a group.

Name and Address of Beneficial Owner	Amount & Nature of Beneficial Ownership	Percentage of Class(2)
Clark Ortiz P.O. Box 3733 Grapevine, TX 76099	(1) 50,000,000	1.56%
Susan Sjo 1820 N. 75th Ave Elmwood Park, IL 60707	200,000,000	6.25%
All Officers and Directors as a Group	250,000,000

(1) Mr. Ortiz owns 50,000,000 shares of common stock and 25,000,000 shares of series A preferred stock, each share of which is convertible into 10 shares of common stock, and each of which are entitled to 100 votes per share. Accordingly, Mr. Ortiz is entitled to a total of                      2,550,000,000 votes, which gives him effective control of this company.

(2) Applicable percentage ownership is based on 3,198,187,425 shares of our common stock outstanding as of October 1, 2014.

The following table sets forth the proposed beneficial ownership information after the closing of the Merger Transaction:

Name and Address of Beneficial Owner	Amount and Nature of Common Stock Beneficially Owned	Percentage Ownership of Common Stock(1)
Susan Sjo 1820 N. 75th Ave Elmwood Park, IL 60707	200,000,000	6.25%
William Westbrook(2) (3) PO Box 431 Vernon, AZ 85940	0	0
Ronald A. Vega(2) (4) 222 Purchase Street #117 Rye, NY 10580	0	0
Luis J. Vega(2) (5) 1773 Carthage Ct. Brownsville, TX 78520	0	0
All Officers and Directors as a Group (5 persons)	200,000,000	6.25%

(1) Applicable percentage ownership is based on 3,198,187,425 shares which will be outstanding assuming the successful completion of the Merger Transaction.

(2) Each of the SoOum shareholders above will receive series B preferred shares in the merger, each of which will grant them 1,000 votes per share.  It is anticipated that at some point these shares will be converted to common shares after the merger and after a reverse stock split which will align the capital structure of the Company. Thus immediately following the merger the SoOum shareholders will own no shares of common stock, but they will own series B preferred shares that will give them ownership and combined voting rights equal to 80% of all the shares outstanding.

(3) Mr. Westbrook will receive 5,449,711 shares of series B preferred stock which will grant him 5,449,711,372 votes. This will equate to approximately 34.07% of the outstanding voting rights.

(4) Mr. R. Vega will receive 2,715,900 shares of series B preferred stock which will grant him 2,715,900,761 votes. This will equate to approximately 16.98% of the outstanding voting rights.

(5) Mr. L. Vega will receive 2,715,900 shares of series B preferred stock which will grant him 2,715,900,761 votes. This will equate to approximately 16.98% of the outstanding voting rights.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company's securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company's review of the copies of the forms received by it during the fiscal year ended December 31, 2013 and written representations that no other reports were required, the Company does not believe that any persons required to make filings under Section 16(a) during such fiscal year failed to file such reports or filed such reports late.

COMPENSATION OF DIRECTORS AND OFFICERS

The following table summarizes the compensation earned during the last two fiscal years by our executive officers for services rendered during the fiscal years ended December 31, 2012 and 2013.

SUMMARY COMPENSATION TABLE*

Name and Principal Position	Year Ended		Salary ($)		Stock Awards ($)		All Other Compensation ($)		Total ($)

Clark Ortiz President, CEO and Director (1)	2013 2012	$ $	- -		- -		$85,000 -		$85,000 -0-

K. Bryce Toussaint CFO and Director (2)	2013 2012	$ $	60,000 -		- -		- -		60,000 -0-

Noel Trevino Chief Technical Officer and Director (3)	2013 2012	$ $	- -		- -		- -		-0- -0-

John Berner Former CEO and Director (1)	2012		$-		-		-		-0--

Michael Alexander, Former President and CEO (1)	2012 2011	$ $	24,150 48,300	$ $	27,000 26,500	(4) (5)	$50,000 (8) -	$ $	74,800 74,800

Randy Moseley, Former CFO, Secretary (2)	2012 2011	$ $	23,375 46,750	$ $	27,000 25,500	(6) (7)	- -	$ $	50,375 72,250

No executive employees received any Bonus, Option Awards, Stock Awards, Non-Equity Incentive Plan Compensation or Nonqualified Deferred Compensation Earnings during the periods presented in table above. Does not include perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is more than $10,000. The value of the Stock Awards and Option Awards in the table above, if any, were calculated based on the fair value of such securities calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.

(1)

Mr. Alexander served as the Company’s President, CEO and director from August 17, 2009 to December 17, 2012, when he resigned.  Effective December 17, 2012, Mr. Berner was appointed as CEO and director of the Company.  On December 21, 2012, the services of Mr. Berner were terminated and the Company appointed Mr. Ortiz as the President, CEO and director of the Company.

(2)	Mr. Moseley became the Company’s CFO and director on August 17, 2009 and resigned as CFO on December 17, 2012. On December 26, 2012, Mr. Toussaint was appointed as the CFO and director of the Company.
(3)	Mr. Trevino was appointed as a director of the Company on December 21, 2012 and as the Chief Technical Officer of the Company on December 26, 2012.
(4)	Represents 22,500,000 shares of restricted common stock valued at a total of $27,000.
(5)	Represents 2,500,000 shares of restricted common stock and 15,000,000 shares of preferred stock issued to Mr. Alexander valued at a total of $26,500.

(6)	Represents 22,500,000 shares of restricted common stock valued at a total of $27,000.
(7)	Represents 2,500,000 shares of restricted common stock and 5,000,000 shares of preferred stock issued to Mr. Moseley valued at a total of $25,500.
(8)	Represents 50,000,000 shares issued to an attorney for providing legal services on behalf of the CEO Mr. Alexander valued at a total of $50,000.

 Employment Agreements

The Company has an employment contract with Susan Sjo and the terms of the contract are described in Section (c) below.

Stock Options

The Company had no stock options outstanding at December 31, 2013.

Board of Director Compensation

We had no non-executive directors for the years ended December 31, 2013 and 2012.  Our executive directors did not receive any compensation for their service as directors of the Company other than the compensation, if any, that they were paid as executive officers of the Company, for the years ended December 31, 2013 and 2012.

No stock options have been exercised by any employees, officers or directors since we were founded.

(a)

Long-Term Incentive Plans and Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by any of our officers, directors, employees or consultants since we were founded.

(b)

Compensation of Directors

The members of the Board of Directors are not compensated for acting as such. There are no arrangements pursuant to which directors are or will be compensated in the future for any services provided as a director. There were no reimbursement expenses paid to any director.

(c)

Employment Contracts, Termination of Employment, Change-in-Control Arrangements.

Ms. Sjo has an employment contract with the company for the period from September 1, 2014 to November 30, 2014, unless extended by the parties. Under the contract Ms. Sjo will be paid $20,000 per month in cash or stock. There are no other employments or contracts or arrangements with our officers or directors. There are no compensation plans or arrangements, including payments to be made by us with respect to our officers, directors, employees or consultants that would result from the resignation, retirement or any other termination of such directors, officers, employees or consultants. There are no arrangements for compensation to our directors, officers, employees or consultants that would result from a change-in-control.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We do not have a standing nominating, compensation or audit committee. Rather, our full board of directors performs the functions of these committees. Also, we do not have a financial expert on our board of directors as that term is defined by Item 401(e)(2) of Regulation S-B. We do not believe it is necessary for our board of directors to appoint such committees, because the volume of matters that come before our board of directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Because our directors are also officers and shareholders of the Company, they are not independent.

MEETINGS OF THE BOARD OF DIRECTORS

During our current fiscal year beginning on January 1, 2014, the Company's Board of Directors met three (3) times.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to: SWORDFISH FINANCIAL, INC., 6125 Airport Freeway, Suite 211, Haltom City, Texas 76119.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company's securities and the proposed merger transaction, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company's outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the company’s current fiscal year in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals' immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company's fiscal year.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

SWORDFISH FINANCIAL, INC.
October 15, 2014.	By: /s/ Susan Sjo___________________
Susan Sjo
Chief Executive Officer